
03025901

[Execution Copy]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K


RECEIVED
JUN 3 0 2003
181

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ________________

Commission file number 1-225

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Kimberly-Clark Corporation Incentive Investment Plan (formerly known as the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan)


PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL

Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan

Kimberly-Clark Corporation Retirement Contribution Plan

Kimberly-Clark Corporation Defined Contribution Plans Trust

401 North Lake Street
Neenah, Wisconsin 54956

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices:

Kimberly-Clark Corporation
P. O. Box 619100
Dallas, Texas 75261-9100

1. Financial Statements and Schedules

Effective as of the end of the day on December 31, 2002, the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan was merged into the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan, which was amended and restated as the Kimberly-Clark Corporation Incentive Investment Plan. The financial statements and supplemental schedules included with this Form 11-K have been prepared in accordance with the Employee Retirement Income Security Act of 1974.

2. Kimberly-Clark Corporation Incentive Investment Plan

The Independent Auditors' Report with respect to the financial statements of the Kimberly-Clark Corporation Incentive Investment Plan (formerly known as the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan) is set forth in such financial statements filed as Exhibit 99.1 hereto.

3. Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan

The Independent Auditors' Report with respect to the financial statements of the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan is set forth in such financial statements filed as Exhibit 99.2 hereto.

4. Kimberly-Clark Corporation Retirement Contribution Plan

The Independent Auditors' Report with respect to the financial statements of the Kimberly-Clark Corporation Retirement Contribution Plan is set forth in such financial statements filed as Exhibit 99.3 hereto.

5. Kimberly-Clark Corporation Defined Contribution Plans Trust

The Independent Auditors' Report with respect to the financial statements and supplemental schedules of the Kimberly-Clark Corporation Defined Contribution Plans Trust is set forth in such financial statements and supplemental schedules filed as Exhibit 99.4 hereto.

6. Exhibits

No.	Description
23	Consent of Deloitte & Touche LLP, Independent Auditors
99.1	Kimberly-Clark Corporation Incentive Investment Plan (formerly known as the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan) Financial Statements
99.2	Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan Financial Statements
99.3	Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements

99.4	Kimberly-Clark Corporation Defined Contribution Plans Trust Financial Statements and Supplemental Schedules
99.5	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Kimberly-Clark Corporation, as Plan Administrator of the Kimberly-Clark Corporation Incentive Investment Plan (formerly known as the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan), Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan, Kimberly-Clark Corporation Retirement Contribution Plan and Kimberly-Clark Corporation Defined Contribution Plans Trust, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KIMBERLY-CLARK CORPORATION INCENTIVE INVESTMENT PLAN (FORMERLY KNOWN AS THE KIMBERLY-CLARK CORPORATION SALARIED EMPLOYEES INCENTIVE INVESTMENT PLAN),

KIMBERLY-CLARK CORPORATION HOURLY EMPLOYEES INCENTIVE INVESTMENT PLAN,

KIMBERLY-CLARK CORPORATION RETIREMENT CONTRIBUTION PLAN, and

KIMBERLY-CLARK CORPORATION DEFINED CONTRIBUTION PLANS TRUST

Date: June 26, 2003

By: Kimberly-Clark Corporation
Plan Administrator

By:



Jane P. Nerison
Vice President – Compensation and Benefits

EXHIBIT INDEX

Exhibit	Description
23	Consent of Deloitte & Touche LLP, Independent Auditors
99.1	Kimberly-Clark Corporation Incentive Investment Plan (formerly known as the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan) Financial Statements
99.2	Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan Financial Statements
99.3	Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements
99.4	Kimberly-Clark Corporation Defined Contribution Plans Trust Financial Statements and Supplemental Schedules
99.5	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-104099 of Kimberly-Clark Corporation on Form S-8 of our reports dated June 18, 2003, included in this Annual Report on Form 11-K of the Kimberly-Clark Corporation Incentive Investment Plan (formerly known as the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan), Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan, Kimberly-Clark Corporation Retirement Contribution Plan and Kimberly-Clark Corporation Defined Contribution Plans Trust, in each case for the year ended December 31, 2002.

Deloitte & Touche LLP

Dallas, Texas
June 26, 2003

Exhibit 99.1

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN
(Formerly known as the Kimberly-Clark Corporation
Salaried Employees Incentive Investment Plan)

Financial Statements
As of December 31, 2002 (Date of Merger) and 2001,
and for the Years Then Ended,
and Independent Auditors' Report

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
JPMorgan Chase Tower, Ste. 1600
2200 Ross Avenue
Dallas, Texas 75201-6778

Tel: (214) 840-7000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Incentive Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Incentive Investment Plan, formerly known as the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan, (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 18, 2003

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

Assets

	2002	2001
Share of net assets of Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 1,695,762,391	$ 1,421,005,985
Contributions Receivable:		
Employee after-tax contributions	272,245	239,251
Employee pre-tax contributions	3,359,416	3,045,963
Employer matching contributions	1,301,939	1,184,631
Net Assets Available for Benefits	$ 1,700,695,991	$ 1,425,475,830

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
INCENTIVE INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Additions to Net Assets Available for Benefits		
Investment (loss) income:		
Allocated share of changes in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ (203,473,554)	$ (182,260,982)
Dividends on Kimberly-Clark Corporation common stock	14,032,959	13,599,979
Interest on participant notes receivable	759,983	841,805
Net investment loss	(188,680,612)	(167,819,198)
Contributions:		
Employee after-tax contributions	3,608,325	3,334,888
Employee pre-tax contributions	56,538,522	51,944,165
Employer matching contributions	19,852,331	18,983,168
Forfeitures used to reduce employer contributions	(233,497)	(677,521)
Total contributions	79,765,681	73,584,700
Total Additions	(108,914,931)	(94,234,498)
Deductions from Net Assets Available for Benefits		
Distributions of employee account balances	85,595,641	87,652,955
Total Deductions	85,595,641	87,652,955
Net decrease prior to interfund transfers	(194,510,572)	(181,887,453)
Interfund transfers:		
Transfers to other funds	(35,315)	(2,269,056)
Transfers from Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan (Note 1)	469,766,048	-
Net Increase (Decrease)	275,220,161	(184,156,509)
Net Assets Available for Benefits		
Beginning of Year	1,425,475,830	1,609,632,339
End of Year	$ 1,700,695,991	$ 1,425,475,830

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

Until December 31, 2002 (Date of Merger), the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan (the "Salaried Plan"), along with the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan (the "Hourly Plan"), and the Kimberly-Clark Corporation Retirement Contribution Plan (collectively, the "Plans"), participated in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust"). As of the end of the day, December 31, 2002, the Hourly Plan was merged into the Salaried Plan to form a single plan named the Kimberly-Clark Incentive Investment Plan (the "IIP") and continues to participate in the Trust but under a different plan name. At December 31, 2002 for IIP and December 31, 2001 for the Salaried Plan, the assets relate to their respective share of the allocated net assets of the Trust, which are stated at fair value. Changes in net assets are allocated in the following manner: investment income, excluding Kimberly-Clark Corporation stock dividend income, and administrative expenses are allocated on a basis proportionate to the IIP's or Salaried Plan's share of net assets. All other activity is recorded in the Salaried Plan based on the elections of the individual participants in the Salaried Plan.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the IIP's or Salaried Plan's assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

2. INCENTIVE INVESTMENT PLAN DESCRIPTION AND FUNDING POLICY

The following description of the IIP provides only general information. Participants should refer to the IIP document for a complete description of the IIP's provisions.

The IIP is a defined contribution plan. Effective September 1, 1994, the Salaried Plan became an employee stock ownership plan, as defined in Section 4975 of the Internal Revenue Code of 1986 (the "Code"), and is designed to invest primarily in qualifying employer securities, as defined in Section 409(l) of the Code. Salaried and hourly employees of Kimberly-Clark Corporation (the "Corporation") and its participating U. S. subsidiaries (collectively, "the Employer") are eligible to participate in the IIP. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the IIP from time to time.

Contributions

Effective January 1, 2002, an eligible employee who is considered non-highly compensated may elect to make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the Employer before federal income taxes are withheld) and after-tax contributions in any combination up to 25% (in whole percentages) of base salary. A non-highly compensated employee is an employee whose annual 2002 compensation was $90,000 or less. An eligible employee who is considered highly compensated may elect to make "401(k) contributions" and after-tax contribution in any combination up to 15% (in whole percentages) of base salary. After-tax contributions, which are eligible for employer matching contributions, are considered basic after-tax contributions, and those which are not eligible for employer matching contributions, are considered unrestricted after-tax contributions.

Employer matching contributions, which are always made to the K-C Stock Fund, are determined based upon a percentage of qualifying employee contributions. The Corporation makes a matching contribution of $.75 for each dollar contributed by the employee on the first 2% of base pay plus $.50 for each dollar invested on the next 3% of base pay. Employer matching contributions are accounted for separately and share in the net appreciation or depreciation in fair value of investments, dividends, interest and expenses in the same manner as contributions made by a participant. A participant is vested in employer matching contributions after completion of three years of service. Employer matching contributions and future earnings (or losses) on that amount can be reallocated to another investment fund within the IIP as of March 1, 2002.

There are limitations on 401(k), basic after-tax, unrestricted after-tax and employer matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Code. A participant affected by such limitations may have the 401(k) contributions deemed to be basic after-tax contributions and may also have a portion of the after-tax contributions refunded. 401(k) and basic after-tax contributions qualify for employer matching contributions as described above.

The Code contains certain limitations on the amount of contributions which can be made to the IIP by and on behalf of a participant.

Investment Elections

A participant's contributions are invested in one or more of the following eleven separate funds as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Value Stock Index Fund, which is invested in the Russell 1000 Value Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Value Index.
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in investment contracts issued by insurance companies or banks and in money market securities;

- Bond Index Fund, which is invested in U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a diversified portfolio which is invested in bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a diversified portfolio which is invested in a mix of large and small capitalization stocks and international stocks and bonds;
- Stock Index Fund, which is invested in a diversified portfolio of stocks in a broad array of established companies and is designed to track the performance of the S&P 500 Stock Index;
- Growth Stock Index Fund, which is invested in the Russell 1000 Growth Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Growth Index.
- International Index Fund, which is invested in a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index.

A participant's contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses are allocated to participants based on their proportionate share of the funds.

Withdrawals

A participant may withdraw the value of their basic and unrestricted after-tax accounts and the value of employer matching contributions, if vested, which have been in the IIP at least 24 months. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions and earnings credited thereon, as of December 31,1988, in the case of hardship or after attaining age 59½. The participant will be required to suspend subsequent contributions to the IIP for six months following any withdrawals from his basic after-tax account or any hardship withdrawal of 401(k) contributions and earnings thereon.

Distributions

Upon termination of a participant's employment at or after age 55, after three years or more of qualified service, or because of death, the value of his accounts, including the value of all employer matching contributions, is distributable in either a lump sum, a partial amount, or, upon reaching age 55, in installments. If termination occurs other than as above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions.

Loans

A participant may borrow from his 401(k) contributions account a minimum of $1,000 or maximum of the lesser of (i) 50% of his 401(k) contributions account or (ii) $50,000 (reduced by the highest outstanding loan balance during the last twelve months). A participant may have only one outstanding loan. A loan processing fee is charged to the participant. A loan may be a general purpose loan which must be repaid within a maximum of four years; or, a primary residence loan, which must be repaid within a maximum of ten years. Loans are generally repaid through payroll deductions and bear interest at the prime interest rate as published in the Wall Street Journal on the first business day of the month in which the loan is incurred.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts should be tendered in response to offers therefor.

3. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2002, the Trust held 18,121,074 shares of the Corporation's common stock at a fair value of $860,207,383. This investment represents five percent or more of the Trust's net assets available for benefits.

At December 31, 2001, the Trust held 18,491,046 shares of the Corporation's common stock at a fair value of $1,105,764,551. This investment represents five percent or more of the Trust's net assets available for benefits.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE IIP

The Corporation has the right to terminate the IIP subject to the provisions of ERISA. In the event of termination of the IIP, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the IIP.

5. TAX STATUS

The Internal Revenue Service issued a determination letter that the Salaried Plan qualified under Section 401(a) of the Code and that the Plan is exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued a favorable determination letter on the Salaried Plan on June 6, 2002.

The federal income tax status of participants with respect to the IIP is as follows: A participant's after-tax contributions, in whatever form, are not tax-deductible by the participant; however, the portion of a distribution attributable to such contributions is not taxable upon distribution. Participant pre-tax 401(k) contributions are considered contributions by the Employer rather than the participant and, as a result, are not taxable until the year in which they are distributed. Employer contributions and the earnings on employer and participant contributions are generally not taxable to the participant until the year in which they are distributed.

6. DISTRIBUTIONS PAYABLE

In accordance with accounting principles generally accepted in the United States of America, accrued distribution payments are not reported as a liability on the statement of net assets available for benefits. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500.

Distributions payable to participants of the IIP at December 31, 2002 and the Salaried Plan at December 31, 2001, were $716,664 and $791,815, respectively.

7. CHANGES IN THE PLAN

During the year ended December 31, 2002, the Salaried Plan was amended to: (a) eliminate the Growth Stock Fund and add the Growth Stock Index Fund and the Value Stock Index Fund; (b) eliminate annuities, eliminate installment distributions for Ballard Heritage and KCTC Heritage employee groups, provide option for installment distribution at all other units for any employee reaching age 55, reduce the vesting requirement from five years of service to three years, reduce the hardship withdrawal suspension from twelve months to six months, and increase the maximum contribution rate to 25% of base pay for non-highly compensated employees and to 15% of base pay for highly compensated employees; (c) remove the age 50 restriction for reallocating K-C Stock company matching contributions, and retain dividends in the K-C Stock Fund if the participant does not make an affirmative payout election along with keeping the participant's dividend election in effect for subsequent dividend payments until changed; (d) amend plan loans to comply with regulations on qualified military service; (e) immediately vest employees at East Ryegate Mill; (f) add funeral expenses of a participant's spouse or dependent as a justification for a hardship withdrawal; (g) include K-C Global Sales, Inc. as an employer; (h) allow pre-tax rollovers from other qualified plans into the IIP; (i) comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 affecting contribution limits, compensation limits, repeal of the multiple use test, and 415(c) dollar limit and compensation limit; and (j) merge the Salaried Plan and the Kimberly-Clark Corporation Hourly Incentive Investment Plan into a single plan named the Kimberly-Clark Corporation Incentive Investment Plan effective as of the end of the day, December 31, 2002.

During the year ended December 31, 2001, the Salaried Plan was amended to: (a) reflect the sale of Kimberly-Clark Printing Technology, Inc. to Sensient Technologies Corporation; (b) eliminate the highly compensated employee switchover option; and (c) eliminate the option for manual loan repayments in order to reduce administrative costs.

8. MASTER TRUST

The IIP participates in the Kimberly-Clark Corporation Defined Contribution Plans Trust. The IIP has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds substantially all the assets of IIP, and the Kimberly-Clark Corporation Retirement Contribution Plan. At December 31, 2002, IIP's interest in the net assets of the Trust was approximately 93%. At December 31, 2001, the Salaried Plan's interest in the net assets of the Trust was approximately 68%.

At December 31, 2002 and 2001, the net assets of the Kimberly-Clark Corporation Defined Contribution Plans Trust were as follows:

	2002	2001
Investments, at fair value:		
Cash equivalents	$ 38,966,611	$ 38,879,929
Common stock:		
Kimberly-Clark Corporation		
(18,121,074 and 18,491,046 shares)	860,207,383	1,105,764,551
Collective funds	831,099,330	705,021,669
Non-pooled separate accounts	65,764,375	75,751,805
Mutual funds	-	119,116,081
Group annuity contracts	6,527,802	6,427,016
Participant notes receivable	18,683,321	17,062,958
Total investments	1,821,248,822	2,068,074,009
Receivables	7,220,070	16,941,019
Payables	(4,206,874)	(4,778,122)
Net assets	$1,824,262,018	$2,080,236,906
Total investments at cost	$1,918,158,095	$1,878,498,022

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Trust's investment loss for the years ended December 31, 2002 and 2001 was as follows:

	2002	2001
Investment (Loss) Income:		
Net (depreciation) appreciation in fair value of investments:		
Kimberly-Clark Corporation common stock	$ (225,053,489)	$ (188,889,033)
Collective funds – Barclays Global Investors	(77,843,530)	(33,144,857)
Collective funds - American Express	10,914,658	11,808,326
Non-pooled separate accounts - Barclays	(9,598,874)	(3,250,164)
Mutual funds – American Express	-	(58,566,940)
Total net depreciation	(301,581,235)	(272,042,668)
Interest income	5,342,672	10,138,627
Dividend income - Kimberly-Clark Corporation stock	21,431,826	20,490,788
Net investment loss	$ (274,806,737)	$ (241,413,253)

****

Exhibit 99.2

KIMBERLY-CLARK CORPORATION HOURLY
EMPLOYEES INCENTIVE INVESTMENT PLAN

Financial Statements
As of December 31, 2002 (Date of Merger) and 2001,
and for the Years Then Ended,
and Independent Auditors' Report

KIMBERLY-CLARK CORPORATION
HOURLY EMPLOYEES INCENTIVE INVESTMENT PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
JPMorgan Chase Tower, Ste. 1600
2200 Ross Avenue
Dallas, Texas 75201-6778

Tel: (214) 840-7000
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan (the Plan) as of December 31, 2002 (Date of Merger) and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 (Date of Merger) and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 18, 2003

Deloitte
Touche
Tohmatsu

KIMBERLY-CLARK CORPORATION
HOURLY EMPLOYEES INCENTIVE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 (DATE OF MERGER) AND 2001

Assets

	2002	2001
Share of net assets of Kimberly-Clark Corporation Defined Contribution Plans Trust	$ -	$ 548,701,980
Net Assets Available for Benefits	$ -	$ 548,701,980

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
HOURLY EMPLOYEES INCENTIVE INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 (DATE OF MERGER) AND 2001

	2002	2001
Additions to Net Assets Available For Benefits		
Investment (loss) income:		
Allocated share of changes in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ (80,716,173)	$ (73,655,117)
Dividends on Kimberly-Clark Corporation common stock	6,851,244	6,483,548
Interest on participant notes receivable	451,807	517,386
Net investment loss	(73,413,122)	(66,654,183)
Contributions:		
Employee after-tax contributions	4,200,227	4,194,368
Employee pre-tax contributions	23,243,419	21,685,350
Employer matching contributions	9,087,355	8,798,990
Forfeitures used to reduce employer contributions	(44,800)	(88,345)
Total contributions	36,486,201	34,590,363
Total Additions	(36,926,921)	(32,063,820)
Deductions from Net Assets Available For Benefits		
Distributions of employee account balances	41,984,996	40,961,308
Total Deductions	41,984,996	40,961,308
Net decrease prior to interfund transfers	(78,911,917)	(73,025,128)
Interfund transfers:		
Transfers from (to) other funds	(24,015)	2,485,550
Transfer to Kimberly-Clark Corporation Incentive Investment Plan	(469,766,048)	-
Net Decrease	(548,701,980)	(70,539,578)
Net Assets Available for Benefits		
Beginning of Year	548,701,980	619,241,558
End of Year	$ -	$ 548,701,980

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
HOURLY EMPLOYEES INCENTIVE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

Until December 31, 2002 (Date of Merger), the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan (the "Hourly Plan"), along with the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan (the "Salaried Plan"), and the Kimberly-Clark Corporation Retirement Contribution Plan (collectively, the "Plans"), participated in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust"). As of the end of the day, December 31, 2002, the Hourly Plan was merged into the Salaried Plan to form a single Plan named the Kimberly-Clark Corporation Incentive Investment Plan (the "IIP") and continues to participate in the Trust but under a different plan name. The Hourly Plan assets transferred to the Salaried Plan on December 31, 2002 and assets held at December 31, 2001 relate to its share of the allocated net assets of the Trust which are stated at fair value. Changes in net assets are allocated in the following manner: investment income, excluding Kimberly-Clark Corporation stock dividend income, and administrative expenses were allocated on a basis proportionate to the Hourly Plan's share of net assets. All other activity was recorded in the Hourly Plan based on the elections of the individual participants in the Hourly Plan.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, were paid by US Bank (the "Trustee") from the Hourly Plan's assets. Trustee fees and administrative expenses were paid from the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.

2. HOURLY PLAN DESCRIPTION AND FUNDING POLICY

The following description of the Hourly Plan provides only general information. Participants should refer to the Hourly Plan document for a complete description of the Hourly Plan's provisions.

The Hourly Plan was a defined contribution plan. Effective September 1, 1994, the Hourly Plan became an employee stock ownership plan, as defined in Section 4975 of the Internal Revenue Code of 1986 (the "Code"), and was designed to invest primarily in qualifying employer securities, as defined in Section 409(l) of the Code. Hourly employees of Kimberly-Clark Corporation (the "Corporation") and its participating U. S. subsidiaries (collectively, "the Employer") were eligible to participate in the Hourly Plan. The Board of Directors of the Corporation or its delegate could change the eligibility and other provisions of the Hourly Plan from time to time.

Contributions

Effective January 1, 2002, an eligible employee who was considered non-highly compensated could elect to make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the Employer before federal income taxes are withheld) and after-tax contributions in any combination up to 25% (in whole percentages) of base hourly wages. A non-highly compensated employee was an employee whose annual 2002 compensation was $90,000 or less. An eligible employee who was considered highly compensated could elect to make "401(k) contributions" and after-tax contribution in any combination up to 15% (in whole percentages) of base hourly wages. After-tax contributions, which were eligible for employer matching contributions, were considered basic after-tax contributions, and those which were not eligible for employer matching contributions, were considered unrestricted after-tax contributions.

Employer matching contributions, which were always made to the K-C Stock Fund, were determined based upon a percentage of qualifying employee contributions. The Corporation made a matching contribution of $.75 for each dollar contributed by the employee on the first 2% of base pay plus $.50 for each dollar invested on the next 3% of base pay, at all participating units. Employer matching contributions were accounted for separately and shared in the net appreciation or depreciation in fair value of investments, dividends, interest and expenses in the same manner as contributions made by a participant. A participant was vested in employer matching contributions after completion of three years of service. Employer matching contributions and future earnings (or losses) on that amount could be reallocated to another investment fund within the Hourly Plan as of March 1, 2002.

There were limitations on 401(k), basic after-tax, unrestricted after-tax and employer matching contributions made on behalf of highly compensated employees to ensure that no prohibited discrimination took place under the Code. A participant affected by such limitations could have the 401(k) contributions deemed to be basic after-tax contributions and may also have a portion of the after-tax contributions refunded. 401(k) and basic after-tax contributions qualified for employer matching contributions as described above.

The Code contains certain limitations on the amount of contributions which could be made to the Hourly Plan by and on behalf of a participant.

Investment Elections

A participant's contributions were invested in one or more of the following eleven separate funds as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Value Stock Index Fund, which is invested in the Russell 1000 Value Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Value Index.
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of the Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a diversified portfolio which is invested in bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a diversified portfolio which is invested in a mix of large and small capitalization stocks and international stocks and bonds;
- Stock Index Fund, which is invested in a diversified portfolio of stocks in a broad array of established companies and is designed to track the performance of the S&P 500 Stock Index;

- Growth Stock Index Fund, which is invested in the Russell 1000 Growth Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Growth Index.
- International Index Fund, which is invested in a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index.

A participant's contributions allocated to a specific fund were commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term or Money Market securities. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses were allocated to participants based on their proportionate share of the funds.

Withdrawals

A participant could withdraw the value of their basic and unrestricted after-tax accounts and the value of employer matching contributions, if vested, which have been in the Hourly Plan at least 24 months. Subject to certain conditions, a participant could withdraw the value of 401(k) contributions and earnings credited thereon, as of December 31, 1988, in the case of hardship or after attaining age 59½. The participant would be required to suspend subsequent contributions to the IIP for six months following any withdrawals from his basic after-tax account or any hardship withdrawal of 401(k) contributions and earnings thereon.

Distributions

Upon termination of a participant's employment at or after age 55, after three years or more of qualified service, or because of death, the value of his accounts, including the value of all employer matching contributions, was distributable in either a lump sum, a partial amount, or, upon reaching age 55, in installments. If termination occured other than as above, the value of nonvested employer matching contributions was forfeited and used to reduce subsequent employer matching contributions.

Loans

A participant could borrow from his 401(k) contributions account a minimum of $1,000 or maximum of the lesser of (i) 50% of his 401(k) contributions account or (ii) $50,000 (reduced by the highest outstanding loan balance during the last twelve months). A participant could have only one outstanding loan. A loan processing fee was charged to the participant. A loan could be a general purpose loan which must be repaid within a maximum of four years; or, a primary residence loan, which must be repaid within a maximum of ten years. Loans were generally repaid through payroll deductions and bear interest at the prime interest rate as published in the Wall Street Journal on the first business day of the month in which the loan was incurred.

Voting of Company Stock

A participant had the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts as of the valuation date coincident with the record date for the meeting. In addition, the participant had the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts should be tendered in response to offers therefor. These voting rights remain available to the participants through the IIP.

3. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2002, the Trust held 18,121,074 shares of the Corporation's common stock at a fair value of $860,207,383. This investment represents five percent or more of the Trust's net assets available for benefits.

At December 31, 2001, the Trust held 18,491,046 shares of the Corporation's common stock at a fair value of $1,105,764,551. This investment represents five percent or more of the Trust's net assets available for benefits.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE HOURLY PLAN

Before the merger of the Hourly Plan into the Salaried Plan at December 31, 2002, the Corporation had the right to terminate the Hourly Plan subject to the provisions of ERISA. In the event of termination of the Hourly Plan, all participants would have become fully vested in their accounts.

5. TAX STATUS

The Internal Revenue Service issued a determination letter that the Hourly Plan qualified under Section 401(a) of the Code and that the Hourly Plan was exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued a favorable determination letter on the Hourly Plan on June 6, 2002.

The federal income tax status of participants with respect to the Hourly Plan is as follows: A participant's after-tax contributions, in whatever form, are not tax-deductible by the participant; however, the portion of a distribution attributable to such contributions is generally not taxable upon distribution. Participant pre-tax 401(k) contributions are considered contributions by the Employer rather than the participant and, as a result, are not taxable until the year in which they are distributed. Employer contributions and the earnings on employer and participant contributions are generally not taxable to the participant until the year in which they are distributed.

6. DISTRIBUTIONS PAYABLE

In accordance with accounting principles generally accepted in the United States of America, accrued distribution payments are not reported as a liability on the statement of net assets available for benefits. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500.

Distributions payable to participants of the Hourly Plan at December 31, 2002 and 2001, were $0 and $398,872, respectively.

7. CHANGES IN THE HOURLY PLAN

During the year ended December 31, 2002, the Hourly Plan was amended to: (a) eliminate the Growth Stock Fund and add the Growth Stock Index Fund and the Value Stock Index Fund; (b) eliminate annuities, eliminate installment distributions for Ballard Heritage and KCTC Heritage employee groups, provide option for installment distribution at all other units for any employee reaching age 55, reduce the vesting requirement from five years of service to three years, reduce the hardship withdrawal suspension from twelve months to six months, and increase the maximum contribution rate to 25% of base pay for non-highly compensated employees and to 15% of base pay for highly compensated employees; (c) remove the age 50 restriction for reallocating K-C Stock company matching contributions, and retain dividends in the K-C Stock Fund if the participant does not make an affirmative payout election along with keeping the participant's dividend election in effect for subsequent dividend payments until changed; (d) amend plan loans to comply with regulations on qualified military service; (e) immediately vest employees at East Ryegate Mill; (f) add funeral expenses of a participant's spouse or dependent as a justification for a hardship withdrawal; (g) allow pre-tax rollovers from other qualified plans into the Hourly Plan; (h) comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 affecting contribution limits, compensation limits, repeal of the multiple use test, and 415(c) dollar limit and compensation limit; and (i) merge the Hourly Plan and the Kimberly-Clark Corporation Salaried Incentive Investment Plan into a single plan named the Kimberly-Clark Corporation Incentive Investment Plan effective as of the end of the day, December 31, 2002.

During the year ended December 31, 2001, the Hourly Plan was amended to: (a) reflect the sale of Kimberly-Clark Printing Technology, Inc. to Sensient Technologies Corporation; (b) eliminate the highly compensated employee switchover option; and (c) eliminate the option for manual loan repayments in order to reduce administrative costs.

8. MASTER TRUST

The Hourly Plan participated in the Kimberly-Clark Corporation Defined Contribution Plans Trust. The Hourly Plan had a proportionate undivided interest in the assets of the Trust. During 2002 and 2001, the Trustee of the Master Trust held substantially all the assets of the Hourly Plan, the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan and the Kimberly-Clark Corporation Retirement Contribution Plan. At December 31, 2002 and 2001, the Hourly Plan's interest in the net assets of the Trust was none and approximately 26%, respectively.

At December 31, 2002 and 2001, the net assets of the Kimberly-Clark Corporation Defined Contributions Plans Trust were as follows:

	2002	2001
Investments, at fair value:		
Cash equivalents	$ 38,966,611	$ 38,879,929
Common stock:		
Kimberly-Clark Corporation		
(18,121,074 and 18,491,046 shares)	860,207,383	1,105,764,551
Collective funds	831,099,330	705,021,669
Non-pooled separate accounts	65,764,375	75,751,805
Mutual funds	-	119,116,081
Group annuity contracts	6,527,802	6,427,016
Participant notes receivable	18,683,321	17,062,958
Total investments	1,812,248,822	2,068,074,009
Receivables	7,220,070	16,941,019
Payables	(4,206,874)	(4,778,122)
Net assets	$1,824,262,018	$2,080,236,906
Total investments at cost	$1,918,158,095	$1,878,498,022

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Trust's investment loss for the years ended December 31, 2002 and 2001 was as follows:

	2002	2001
Investment (Loss) Income:		
Net (depreciation) appreciation in fair value of investments:		
Kimberly-Clark Corporation common stock	$ (225,053,489)	$ (188,889,033)
Collective funds – Barclays Global Investors	(77,843,530)	(33,144,857)
Collective funds - American Express	10,914,658	11,808,326
Non-pooled separate accounts - Barclays	(9,598,874)	(3,250,164)
Mutual funds – American Express	-	(58,566,940)
Total net depreciation	(301,581,235)	(272,042,668)
Interest income	5,342,672	10,138,627
Dividend income - Kimberly-Clark Corporation stock	21,431,826	20,490,788
Net investment loss	$ (274,806,737)	$ (241,413,253)

****

Exhibit 99.3

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

Financial Statements
As of December 31, 2002 and 2001,
and for the Years Then Ended,
and Independent Auditors' Report

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
JPMorgan Chase Tower, Ste. 1600
2200 Ross Avenue
Dallas, Texas 75201-6778

Tel: (214) 840-7000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Retirement Contribution Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Retirement Contribution Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 18, 2003

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 and 2001

Assets

	2002	2001
Share of net assets of Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 126,534,071	$ 109,879,677
Net Assets Available for Benefits	$ 126,534,071	$ 109,879,677

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Additions to Net Assets Available For Benefits		
Investment (loss) income:		
Allocated share of changes in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ (14,874,251)	$ (9,709,120)
Dividends on Kimberly-Clark Corporation common stock	547,623	407,261
Net investment loss	(14,326,628)	(9,301,859)
Contributions:		
Employer contributions	35,166,090	33,082,823
Forfeitures used to reduce employer contributions	(1,426,579)	(1,612,065)
Total contributions	33,739,511	31,470,758
Total Additions	19,412,883	22,168,899
Deductions from Net Assets Available For Benefits		
Distributions of employee account balances	2,758,489	1,766,368
Total Deductions	2,758,489	1,766,368
Net Increase	16,654,394	20,402,531
Net Assets Available for Benefits		
Beginning of Year	109,879,677	89,477,146
End of Year	$ 126,534,071	$ 109,879,677

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

The Kimberly-Clark Corporation Retirement Contribution Plan (the "RCP"), along with the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan (the "Hourly Plan"), and the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan (the "Salaried Plan"), (collectively, the "Plans") participate in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust"). At December 31, 2002 and 2001, the RCP assets relate to its share of the allocated net assets of the Trust which are stated at fair value. Changes in net assets are allocated in the following manner: investment income, excluding Kimberly-Clark Corporation stock dividend income, and administrative expenses are allocated on a basis proportionate to the RCP's share of net assets. All other activity is recorded in the RCP based on the elections of the individual participants in the RCP.

As of the end of day, December 31, 2002, the Hourly Plan was merged into the Salaried Plan to form a single Plan named the Kimberly-Clark Corporation Incentive Investment Plan.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the RCP's assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

2. RETIREMENT CONTRIBUTION PLAN DESCRIPTION AND FUNDING POLICY

The following description of the RCP provides only general information. Participants should refer to the RCP document for a complete description of the RCP's provisions.

The RCP was formed effective January 1, 1997 and is a defined contribution plan covering eligible salaried and hourly employees of Kimberly-Clark Corporation (the "Corporation") and its participating U. S. subsidiaries. All eligible salaried and non-organized hourly employees of the Corporation and its participating U. S. subsidiaries (collectively, "the Employer") hired or rehired on or after January 1, 1997 are eligible to participate in the RCP on their first day of employment. Eligible salaried and hourly non-organized employees of the Employer who participated in the Corporation's retirement plans as of December 31, 1996 and who chose to participate in the RCP as part of the pension choice program became eligible to participate in the RCP as of July 1, 1997. Former Scott Paper Company salaried employees employed as of January 1, 1997 began participating in the RCP on January 1, 1997. Hourly organized employees at certain units who chose to participate in the RCP as part of a pension choice program (and new hires after the bargained date) are also eligible to participate in the RCP. The Board of Directors of the

Corporation or its delegate may change the eligibility and other provisions of the RCP from time to time.

Vesting Provisions

Eligible employees are fully vested upon completing five years of service. Additionally, regardless of length of service, eligible employees are fully vested if employment ends because of their death.

Funding

The Employer makes monthly contributions for each eligible employee based on an annual formula calculated considering the employee's age and eligible earnings.

Investment Elections

A participant's contributions are invested in one or more of the following eleven separate funds as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Value Stock Index Fund, which is invested in the Russell 1000 Value Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Value Index.
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of the Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a diversified portfolio which is invested in bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a diversified portfolio which is invested in a mix of large and small capitalization stocks and international stocks and bonds;
- Stock Index Fund, which is invested in a diversified portfolio of stocks in a broad array of established companies and is designed to track the performance of the S&P 500 Stock Index;
- Growth Stock Index Fund, which is invested in the Russell 1000 Growth Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Growth Index.
- International Index Fund, which is invested in a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index.

If a participant does not make investment elections all contributions are invested in the Money Market Fund.

A participant's contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term or money market securities. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses are allocated to participants based on their proportionate share of the funds.

Distributions

Upon termination of a participant's employment at or after age 55, after five years or more of qualified service, or because of death, the value of his accounts is distributable in either a lump sum or a partial amount. If termination occurs other than as above, the value of nonvested employer contributions is forfeited and used to reduce subsequent employer contributions.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts should be tendered in response to offers therefor.

3. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2002, the Trust held 18,121,074 shares of the Corporation's common stock at a fair value of $860,207,383. This investment represents five percent or more of the Trust's net assets available for benefits.

At December 31, 2001, the Trust held 18,491,046 shares of the Corporation's common stock at a fair value of $1,105,764,551. This investment represents five percent or more of the Trust's net assets available for benefits.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE RCP

The Corporation has the right to terminate the RCP subject to the provisions of ERISA. In the event of termination of the RCP, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the RCP.

5. TAX STATUS

The Internal Revenue Service has issued a determination letter that the RCP qualifies under Section 401(a) of the Internal Revenue Code and that the RCP is exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued a favorable determination letter on the RCP on May 22, 2002.

6. DISTRIBUTIONS PAYABLE

In accordance with accounting principles generally accepted in the United States of America, accrued distribution payments are not reported as a liability on the statement of net assets available for benefits. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500.

Distributions payable to participants of the RCP at December 31, 2002 and 2001, were $31,717 and $32,433, respectively.

7. CHANGES IN THE PLAN

During the year ended December 31, 2002, the RCP was amended to: (a) include Avent, Inc. nonexempt salaried employees as a participating unit; (b) immediately vest employees at East Ryegate Mill; and (c) comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 affecting compensation limits and 415(c) dollar limit and compensation limit.

During the year ended December 31, 2001, the RCP was not amended.

8. MASTER TRUST

The RCP participates in the Kimberly-Clark Corporation Defined Contribution Plans Trust. The RCP has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds all the assets of the RCP as well as the Kimberly-Clark Corporation Incentive Investment Plan. At December 31, 2002 and 2001, the RCP's interest in the net assets of the Trust was approximately 7% and 5%, respectively.

At December 31, 2002 and 2001, the net assets of the Kimberly-Clark Corporation Defined Contributions Plans Trust were as follows:

	2002	2001
Investments, at fair value:		
Cash equivalents	$ 38,966,611	$ 38,879,929
Common stock:		
Kimberly-Clark Corporation		
(18,121,074 and 18,491,046 shares)	860,207,383	1,105,764,551
Collective funds	831,099,330	705,021,669
Non-pooled separate accounts	65,764,375	75,751,805
Mutual funds	-	119,116,081
Group annuity contracts	6,527,802	6,427,016
Participant notes receivable	18,683,321	17,062,958
Total investments	1,821,248,822	2,068,074,009
Receivables	7,220,070	16,941,019
Payables	(4,206,874)	(4,778,122)
Net assets	$1,824,262,018	$2,080,236,906
Total investments at cost	$1,918,158,095	$1,878,498,022

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Trust's investment loss for the years ended December 31, 2002 and 2001 was as follows:

	2002	2001
Investment (Loss) Income:		
Net (depreciation) appreciation in fair value of investments:		
Kimberly-Clark Corporation common stock	$ (225,053,489)	$ (188,889,033)
Collective funds – Barclays Global Investors	(77,843,530)	(33,144,857)
Collective funds - American Express	10,914,658	11,808,326
Non-pooled separate accounts - Barclays	(9,598,874)	(3,250,164)
Mutual funds – American Express	-	(58,566,940)
Total net depreciation	(301,581,235)	(272,042,668)
Interest income	5,342,672	10,138,627
Dividend income - Kimberly-Clark Corporation stock	21,431,826	20,490,788
Net investment loss	$ (274,806,737)	$ (241,413,253)

****

Exhibit 99.4

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

Financial Statements
As of December 31, 2002 and 2001,
and for the Years Then Ended,
Supplemental Schedules as of December 31, 2002,
and for the Year Then Ended,
and Independent Auditors' Report

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

TABLE OF CONTENTS

Deloitte & Touche LLP
JPMorgan Chase Tower, Ste. 1600
2200 Ross Avenue
Dallas, Texas 75201-6778

Tel: (214) 840-7000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Kimberly-Clark Corporation
Defined Contribution Plans Trust:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Defined Contribution Plans Trust (the Trust) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Trust at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) at December 31, 2002, and of reportable transactions for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic 2002 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Trust's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

Deloitte & Touche LLP

June 18, 2003

Deloitte
Touche
Tohmatsu

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
Assets		
Investments at fair value:		
Cash equivalents	$ 38,966,611	$ 38,879,929
Kimberly-Clark Corporation common stock	860,207,383	1,105,764,551
Collective funds	831,099,330	705,021,669
Non-pooled separate accounts	65,764,375	75,751,805
Mutual funds	-	119,166,081
Group annuity contracts	6,527,802	6,427,016
Participant notes receivable	18,683,321	17,062,958
Total Investments	1,821,248,822	2,068,074,009
Receivables:		
Dividends	5,591,869	5,297,504
Interest	282,974	366,375
Pending receipts	1,345,227	11,277,140
Total Assets	1,828,468,892	2,085,015,028
Liabilities		
Pending disbursements	4,206,874	4,778,122
Total Liabilities	4,206,874	4,778,122
Net Assets Available for Benefits	$ 1,824,262,018	$ 2,080,236,906

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Additions to Net Assets Available For Benefits		
Investment (loss) income:		
Net depreciation in fair value of investments	$ (301,581,235)	$ (272,042,668)
Dividends - Kimberly-Clark Corporation stock	21,431,826	20,490,788
Interest	5,342,672	10,138,627
Net investment loss	(274,806,737)	(241,413,253)
Contributions:		
Employee after-tax contributions	7,775,557	7,899,982
Employee pre-tax contributions	79,468,488	74,470,990
Employer matching contributions	63,988,467	61,232,858
Forfeitures used to reduce employer contributions	(1,704,875)	(2,377,931)
Total contributions	149,527,637	141,225,899
Total Additions	(125,279,100)	(100,187,354)
Deductions from Net Assets Available For Benefits		
Distributions of employee account balances	128,495,055	132,209,147
Administrative expenses	2,200,733	2,476,123
Total Deductions	130,695,788	134,685,270
Net Decrease	(255,974,888)	(234,872,624)
Net Assets Available for Benefits		
Beginning of Year	2,080,236,906	2,315,109,530
End of Year	$ 1,824,262,018	$ 2,080,236,906

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

Kimberly-Clark Corporation ("K-C" or the "Corporation") sponsors the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan ("Salaried Plan"), the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan ("Hourly Plan"), and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP"), (collectively, the "Plans"). The investment related assets and liabilities of the Salaried Plan and the Hourly Plan were merged to form the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") effective October 1, 1996. The RCP was formed effective January 1, 1997 and is a participating plan in the Trust.

As of the end of the day, December 31, 2002, the Hourly Plan was merged into the Salaried Plan to form a single Plan named the Kimberly-Clark Corporation Incentive Investment Plan (the "IIP").

All investments are stated at fair value. The fair value of Kimberly-Clark Corporation common stock held by the Trust is determined as the last selling price on the last business day of the year, as published in an independent source. The fair value of investments in commingled funds is determined by the Plans' proportionate share of the fair value of the underlying investments. The fair value of such underlying investments is determined as follows: last selling price on the last business day of the year, as published in an independent source, for securities traded on major U.S. and Canadian exchanges; latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the year; institutional traders' round lot evaluations as of the last business day of the year for marketable securities of the U.S. government or its agencies; or an estimate by US Bank (the "Trustee") if no published sales price or bid quotation is readily available. Security transactions are recorded on the trade date. Participant loans are valued at cost, which approximates fair value. Cash equivalents represent funds held pending the purchase of securities in the Kimberly-Clark Stock Fund and pending participant disbursements in the Clearing account.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by the Trustee from the Plans' assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Reclassifications - Certain reclassifications have been made to 2001 amounts to conform to 2002 presentation.

2. TRUST TERMINATION

The Corporation has the right to terminate the Plans subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of termination of the Plans, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the Plans.

3. INVESTMENT ELECTIONS

A participant's contributions are invested in one or more of the following eleven separate funds as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Value Stock Index Fund, which is invested in the Russell 1000 Value Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Value Index;
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a diversified portfolio which is invested in bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a diversified portfolio which is invested in a mix of large and small capitalization stocks and international stocks and bonds;
- Stock Index Fund, which is invested in a diversified portfolio of stocks in a broad array of established companies and is designed to track the performance of the S&P 500 Stock Index;
- Growth Stock Index Fund, which is invested in the Russell 1000 Growth Fund, a collective fund of a diversified portfolio of stocks in a broad array of established companies on the Russell 1000 Growth Index;
- International Index Fund, which is invested in a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index.

The K-C Stock Fund is managed by the Trustee. The Money Market and Stable Income Funds are managed by American Express Trust Company or its affiliate. The Value Stock Index, Small Cap Index, Bond Index, Medium-Term Managed, Long-Term Managed, Stock Index, Growth Stock Index, and International Index Funds are managed by Barclays Global Investors.

4. INVESTMENTS

The following table presents the fair value of investments as of December 31, 2002 and 2001. Investments that represent five percent or more of the Trust's net assets are separately identified.

	2002	2001
Investments at fair value:		
Cash equivalents	$ 38,966,611	$ 38,879,929
Participant notes receivable	18,683,321	17,062,958
	57,649,932	55,942,887
Investments at fair value as determined by quoted market price:		
K-C common stock	860,207,383	1,105,764,551
Investments at estimated fair value:		
Collective funds - Barclays Global Investors	385,873,345	319,209,556
Collective funds - American Express	445,225,985	385,812,113
Non-pooled separate accounts - Barclays	65,764,375	75,751,805
Mutual fund – American Express	-	119,166,081
Group annuity contracts	6,527,802	6,427,016
	903,391,507	906,366,571
	$1,821,248,822	$2,068,074,009

The Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(301,581,235) during 2002 and by $(272,042,668) during 2001 as follows:

	2002	2001
Investments at fair value as determined by quoted market price:		
K-C common stock	$ (225,053,489)	$ (188,889,033)
Investments at estimated fair value:		
Collective funds - Barclays Global Investors	(77,843,530)	(33,144,857)
Collective funds - American Express	10,914,658	11,808,326
Non-pooled separate accounts - Barclays	(9,598,874)	(3,250,164)
Mutual fund – American Express	-	(58,566,940)
	(76,527,746)	(83,153,635)
	$ (301,581,235)	$ (272,042,668)

5. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2002, the Trust held 18,121,074 shares of the Corporation's common stock at a fair value of $860,207,383. During the year ended December 31, 2002, 9,715,115 shares were acquired; and 10,085,087 shares were disposed of.

At December 31, 2001, the Trust held 18,491,046 shares of the Corporation's common stock at a fair value of $1,105,764,551. During the year ended December 31, 2001, 6,527,487 shares were acquired; and 5,669,474 shares were disposed of.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under ERISA.

6. TAX STATUS

The Plans received favorable determination letters from the Internal Revenue Service indicating that their form meets the requirements of Section 401(a) of the Code and the Trust is exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued favorable determination letters as follows: Salaried Plan, June 6, 2002; Hourly Plan, June 6, 2002; and RCP, May 22, 2002.

7. PARTICIPATING PLANS

Net assets allocated to the participating Plans exclude most amounts held in the Clearing/Cash Disbursement account as these amounts normally represent funds held for withdrawing participants and participant loan requests. As of December 31, 2002 and 2001, net assets in the Trust available for benefits were allocated to the participating Plans as follows:

	2002	2001
Hourly Plan	$ -	$ 548,701,980
IIP, formerly Salaried Plan	1,695,762,391	1,421,005,985
RCP	126,534,071	109,879,677
	$1,822,296,462	$2,079,587,642

****

SUPPLEMENTAL SCHEDULES REQUIRED
BY THE DEPARTMENT OF LABOR'S RULES AND
REGULATIONS FOR REPORTING AND DISCLOSURE
UNDER THE EMPLOYEE RETIREMENT
INCOME SECURITY ACT OF 1974

KIMBERLY-CLARK CORPORATION DEFINED CONTRIBUTION PLANS TRUST
SCHEDULE H, PART IV, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Sponsor's EIN: 39-1862807

Plan Name/Number: Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan/010
Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan/011
Kimberly-Clark Corporation Retirement Contribution Plan/015

Identity of Investment Issuer	Description of Investment	Cost	Fair Value
US Bank[1]	Cash Equivalents		$ 38,966,611
	Participant Notes Receivable rate of interest (7.75%-9.5%) maturity dates (2003 - 2019)		18,683,321
			57,649,932
Kimberly-Clark Corporation[1]	Common Stock	$ 977,159,128	860,207,383
BZW Barclays	Collective Funds:		
	Russell 1000 Value Fund K		7,217,287
	Russell 2000 Index Fund K		22,263,887
	Daily U. S. Debt Market Fund K		105,836,861
	Daily Equity Index Fund T		158,227,511
	Russell 1000 Growth Fund T		76,302,632
	Daily EAFE Equity Index Fund K		16,025,167
	Non-Pooled Separate Accounts:		
	Medium-Term Managed Fund		25,583,801
	Long-Term Managed Fund		40,180,574
			451,637,720
American Express Trust Company	Collective Funds:		
	U. S. Government Securities Fund II		99,039,089
	Money Market Fund I		118,304,233
	Stable Capital Fund II		72,875,440
	Income Fund III		155,007,223
			445,225,985
Group Annuity Contracts:			
Monumental Life Insurance Co.	Contract # ADA00285ST, 1.91%, due 12/31/49		590,780
TransAmerica Life	Contract # 76570, 5.34%, due 12/31/50		5,937,022
			6,527,802
Total Investments			$ 1,821,248,822

[1]Sponsor and/or issuer known to be a party-in-interest to the Plan.

See accompanying independent auditors' report.

KIMBERLY-CLARK CORPORATION DEFINED CONTRIBUTION PLANS TRUST
SCHEDULE H, PART IV, 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

Sponsor's EIN: 39-1862807

Plan Name/Number: Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan/010
Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan/011
Kimberly-Clark Corporation Retirement Contribution Plan/015

Identity of Investment Issuer	Description of Investment	Purchased Price	Selling Price	Sold/Matured Cost of Asset	Net Gain
Single Transactions:					
None					
Series of Transactions:					
Kimberly-Clark Corporation[1]	Common Stock	$ 589,732,509	$ 602,944,583	$ 518,318,932	$ 84,625,651

[1]Sponsor and/or issuer known to be a party-in-interest to the Plan.

See accompanying independent auditors' report.

Exhibit 99.5

Certification of Chief Executive Officer and Chief Financial Officer
Pursuant to Section 1350 of Chapter 63 of the United States Code

Each of the undersigned hereby certifies that, to his knowledge:

(1) the Form 11-K being filed with the Securities and Exchange Commission on June 30, 2003 ("accompanied report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the financial statements contained in the accompanied report fairly present, in all material respects, the net assets available for benefits at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America, for the Kimberly-Clark Corporation Incentive Investment Plan (formerly known as the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan), Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan, Kimberly-Clark Corporation Retirement Contribution Plan and Kimberly-Clark Corporation Defined Contribution Plans Trust.



Thomas J. Falk
Chief Executive Officer
June 26, 2003



Mark A. Buthman
Chief Financial Officer
June 26, 2003